Exhibit 99.1

GERDAU S.A.

3Q09 Consolidated Results	11/05/09

Vision

To be a global steel company and one of the most profitable in the industry.

Mission

Gerdau is an organization focused on the steel business, seeking to satisfy customers’ needs and to create value for shareholders, committed to the fulfillment of people and to the sustainable development of society.

Gerdau is the leading long steel producer in the Americas. It began its expansion over a century ago, and today is one of the principal players in the consolidation of the global steel industry. Gerdau employees receive regular training and are well prepared to face new challenges and run the operations in the Americas, Europe and Asia. Gerdau produces common and specialty long steel and flat steel primarily utilizing electric arc furnaces through the mini-mill production process. Its products serve the construction, manufacturing, automotive and agribusiness sectors. Gerdau stock is traded on the São Paulo, New York, Toronto, Madrid and Lima stock exchanges, with more than 140,000 shareholders.

Highlights of the 3rd quarter of 2009

	3rd quarter		2nd quarter		Variation
Key information	2009		2009		3Q09/2Q09	9M09		9M08
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	4,024		3,100		29.8%	9,673		16,336
Rolled Products	3,324		2,792		19.1%	8,562		13,769
Sales (1,000 tonnes)	3,876		3,378		14.7%	10,316		15,612
Net Revenue (R$ million)	6,808		6,401		6.4%	20,177		32,488
EBITDA (R$ million)	1,375		595		131.1%	2,570		8,572
Net Income (R$ million)	655		(329)		—	361		4,634
Net Income, without non-recurring effects (R$ million)	745		467		59.5%	1,247		4,634
Gross Margin	22.1%		12.5%			15.4%		28.3%
EBITDA Margin	20.2%		9.3%			12.7%		26.4%
Net Margin	9.6%		-5.1%			1.8%		14.3%
Net Margin, without non-recurring effects	10.9%		7.3%			6.2%		14.3%
Shareholders’ Equity (R$ million)	22,046		22,324			22,046		24,242
Total Assets (R$ million)	45,932		49,272			45,932		54,809
Net Income / Shareholders’ Equity (1)	3.0%		6.4%			3.0%		23.0%
Gross Debt / Total Net Capitalization	42.2%		45.9%			42.2%		44.0%
Gross Debt / EBITDA (2)	4.0	x	2.9	x		4.0	x	1.9	x
Net Debt / EBITDA (2)	2.7	x	2.0	x		2.7	x	1.3	x

(1) Last 12 months Net Income/ September 30, 2009 Shareholders’ Equity

(2) Last 12 months EBITDA

Conference Call

November 5, 2009

Portuguese			English (simultaneous translation)
2:30 p.m. (Brasília)			2:30 p.m. (Brasília)
Tel:			Tel:
from Brazil:	11 2188 0188		from the U.S. and Canada:866 890 2584
	0800 726 5606		From other countries: +1 646 843 6054
From other countries: +55 11 2188 0188		from Brazil:	11 2188 0188
Code:Gerdau			0800 726 5606
Code: Gerdau (in Portuguese)

GERDAU S.A.

3Q09 Consolidated Information	05/11/09

IR Contact:

Tel:+55 51 3323.2703	E-mail: inform@gerdau.com.br

Performance in the third quarter of 2009

Gerdau S.A. reports its Consolidated Financial Statements in accordance with the international accounting standards established by the International Accounting Standards Board — IASB (known as International Financial Reporting Standards — IFRS) and ratified by CVM Instruction 457 of July 13, 2007.

Business operations

The information in this report is presented in accordance with the respective corporate governance policy, as follows:

•                  Brazil (Brazil BO) — includes Brazil’s operations, except specialty steel;

•                  North America (North America BO) — includes all North American operations, except Mexico and specialty steel;

•                  Latin America (Latin America BO) — includes all Latin American operations, except for Brazil;

•                  Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain and the United States.

Production

Crude Steel

•                  On a consolidated basis, the 29.8% increase in Gerdau’s crude steel production in 3Q09 in relation to 2Q09 reflects the recovery in the world steel market (led by Brazil BO), signaling a gradual recovery to the Company’s historical capacity utilization levels. Gerdau increased production levels at its various business operations to follow the demand growth observed in the respective markets.

•                  The Brazil BO registered growth in crude steel output of 39.2%, mainly due to the reactivation of blast furnace 1 at the Ouro Branco unit in Minas Gerais state in July 2009. The North America BO recorded production growth of 22.7% in the third quarter of 2009. The Latin America BO posted growth in crude steel production of 13.6%, led by Chile, Mexico and Uruguay. The Specialty Steel BO registered a 36.9% increase in output in the third quarter of 2009, with recoveries observed in Brazil and the United States. In Spain production contracted, due to the seasonal effects from usual holiday season in August.

Production	3rd quarter	2nd quarter	Variation
(1,000 tonnes)	2009	2009	3Q09/2Q09	9M09	9M08
Crude Steel (slabs, blooms and billets)
Brazil	1,626	1,168	39.2%	3,674	5,972
North America	1,493	1,217	22.7%	3,754	6,647
Latin America	360	317	13.6%	992	1,457
Specialty Steel	545	398	36.9%	1,253	2,260
Total	4,024	3,100	29.8%	9,673	16,336

Rolled Products
Brazil	956	874	9.4%	2,508	3,731
North America	1,387	1,103	25.7%	3,584	6,330
Latin America	469	416	12.7%	1,230	1,620
Specialty Steel	512	399	28.3%	1,240	2,088
Total	3,324	2,792	19.1%	8,562	13,769

Note: the information above does not include data from shared controlled companies and joint ventures.

Crude Steel Production (slabs, blooms and billets) (‘000 tonnes)	Rolled Steel Production (‘000 tonnes)

Rolled Products

•                  Consolidated rolled products output was 3.3 million tonnes in the third quarter, up 19.1% from 2.8 million tonnes in the second quarter of 2009. As it did for crude steel, the Company sought to increase output at its various business operations to follow the demand growth observed in the respective markets. Growth in rolled products production slightly lagged the growth in crude steel production, mainly due to the reactivation of the blast furnace at the Ouro Branco unit in Minas Gerais, which focuses on producing slabs, blooms and billets.

Sales

•                  Consolidated sales volume in the third quarter of 2009 came to 3.9 million tonnes, for growth of 14.7% over the previous quarter. The higher sales volume primarily reflects the recovery in the main sectors that consume the Company’s products and, specifically in the North America BO, the restocking of depleted inventories. Another important factor was the 46.3% growth in sales in September 2009 in relation to December 2008, with a gradual recovery to historical sales levels.

Consolidated Sales (1)	3rd quarter	2nd quarter	Variation
(1,000 tonnes)	2009	2009	3Q09/2Q09	9M09	9M08
Brazil	1,454	1,212	20.0%	3,762	5,322
Domestic Market	1,026	812	26.4%	2,559	3,855
Exports	428	400	7.0%	1,203	1,467
North America	1,410	1,239	13.8%	3,729	6,420
Latin America	537	507	5.9%	1,531	1,788
Specialty Steel	475	420	13.1%	1,294	2,082
Total	3,876	3,378	14.7%	10,316	15,612

(1) - Excludes shipments to controlled companies

Note: the information above does not include data from shared controlled companies and joint ventures.

•                  In the Brazil BO, the highlight was the expansion in the domestic market, with sales of more than one million tonnes, which represents growth in the quarter of 26.4% in relation to the second quarter of 2009, with growth rates of more than 30% in sales to industrial clients and of 10% in sales to the construction sector. Government incentives in various sectors of the economy helped support the recovery in domestic consumption.

•                  Sales in the North American BO in the third quarter grew by 13.8% over the second quarter of 2009, primarily due to inventory restocking and positive seasonal effects. The North American BO has yet to see any meaningful effects from the U.S. government stimulus packages and the bonds issued by state and local governments to promote infrastructure investments.

•                  In the Latin America BO, sales in the third quarter rose by 5.9% versus the second quarter, with sales in the region already at historical levels. Argentina, Chile, Uruguay and Mexico recorded the strongest sales. In this business operation, Colombian units continue to suffer impacts from the global economic crisis.

Consolidated Sales (1)

(‘000 tonnes)

(1) - Excluding sales to subsidiaries.

•                  The Specialty Steel BO posted sales growth of 13.1% in the third quarter over the second quarter of 2009. In Brazil, stronger vehicle sales supported growth in specialty steel sales in the third quarter of 24.1% on the second quarter. According to the National Association of Vehicle Manufacturers (Anfavea), vehicle licensing increased by 9% in the third quarter versus the previous quarter, driven by the reduction in the rate of the federal value-added (IPI) tax and the financing provided at competitive costs by the Brazilian government. In the United States, specialty steel sales rose by 29.9%, fueled by the government’s Cash for Clunkers program. In Spain, sales fell in relation to the second quarter, due to the vacations in August.

Results

Net Revenue

•                  In the third quarter of 2009, consolidated net revenue was R$ 6.8 billion, increasing by 6.4% in relation to the second quarter of 2009, due to the higher sales volume in the period. Revenue growth was partially contained by the foreign exchange loss on revenue denominated in U.S. dollar due to the appreciation in the Brazilian real against the U.S. dollar.

•                  The Brazil BO (domestic market plus exports) posted net revenue growth in the third quarter of 15.5% in relation to the second quarter of 2009, which was fueled by the 20% increase in sales volumes, which was sufficient to offset the marginal drop in prices (-3.7% in net revenue/tonne sold).

•                  In the other businesses operations, for which the bulk of revenue is generated outside Brazil, the recovery in sales volume was sufficient to offset the foreign exchange loss on revenue translated into Brazilian real (appreciation of 9.9% in the average quarterly BRL/USD exchange rate).

Net Revenue	3rd quarter	2nd quarter	Variation
(R$ million)	2009	2009	3Q09/2Q09	9M09	9M08
Brazil	2,781	2,408	15.5%	7,556	11,144
Domestic Market	2,415	2,019	19.6%	6,403	8,912
Exports	366	389	-5.9%	1,153	2,232
North America	2,130	2,112	0.9%	6,640	11,823
Latin America	778	798	-2.5%	2,487	3,510
Specialty Steel	1,119	1,083	3.3%	3,494	6,011
Total	6,808	6,401	6.4%	20,177	32,488

Note: the information above does not include data from shared controlled companies and joint ventures.

Cost of goods sold

•                  Throughout the first half of the year, Gerdau concentrated its efforts on lowering production costs, achieving gains of R$ 2.4 billion in the period, and also wrote down its inventories to match them with the new price scenario.

•                  These efforts were partially reflected in the Company’s results for the third quarter of 2009. Even with sales growth in the quarter of 14.7% over the previous quarter, the Company obtained a reduction of 5.3% in the cost of goods sold. The higher sales volume also helped further dilute the Company’s fixed costs. Both these factors were responsible for the gross margin expansion of 9.6 percentage points, from 12.5% in the second quarter to 22.1% in the third quarter of 2009.

•                  In the Brazil BO specifically, the main factors contributing to the gross margin expansion from 28.6% in the second quarter to 34.4% in the third quarter were the reactivation of the blast furnace at the Ouro Branco unit in Minas Gerais and the 20.0% growth in sales volume.

•                  In the North America BO, where sales volumes were substantially below historical levels, the 13.8% increase in sales in the third quarter was enough to double gross margin, which expanded from 6.3% in the second quarter to 13.2% in the third quarter, even with the increase in the scrap price observed in the period.

•                  The Latin America BO, despite the intense pressure from imported products, posted a recovery in gross margin due to inventory write-offs during the first half of 2009 combined with the improvement of 5.9% in sales in the third quarter, with a higher dilution of fixed costs. Gross margin went from -2.7% in the second quarter to 11.2% in the third quarter of 2009.

•                  Stronger sales in Brazil and the United States contributed to fixed cost dilution in the Specialty Steel BO, increasing gross margin from 0.2% in the second quarter to 16.3% in the third quarter of 2009.

Selling, general and administrative expenses

•                  Selling, general and administrative expenses declined by 13.8%, from R$ 603.8 million in the second quarter to R$ 520.3 million in the third quarter of 2009. As a result, these expenses as a percentage of net revenue fell from 9.4% to 7.6%, respectively.

EBITDA

•                  EBITDA (earnings before interest, tax, depreciation, amortization and losses from asset impairments), also known as operating cash flow, totaled R$ 1.4 billion in the third quarter of 2009, more than double the amount in the second quarter. EBITDA margin reached at 20.2% in the third quarter, compared with 9.3% in the previous quarter.

Consolidated EBITDA breakdown	3rd quarter	2nd quarter
(R$ million)	2009	2009	9M09	9M08
Net Income	655	(329)	361	4,634
Provision for Income Tax and Social Contribution	152	(81)	(18)	1,390
Net Financial Result	23	(517)	(315)	1,283
Depreciation and Amortization	402	442	1,319	1,265
Impairment	143	1,080	1,223	—
EBITDA	1,375	595	2,570	8,572

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent the cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

•                  The Brazil BO was the main contributor to operating cash flow in the period, recording growth of 45.4% in the third quarter against the second quarter, with EBITDA margin of 29.9%. The North America BO registered strong growth in EBITDA in the third quarter compared to the second quarter, as reflected by the margin of 14.4%. The other operations (Latin America and Specialty Steel) also registered significant improvements in EBITDA margin.

EBITDA by Business Operation	3rd quarter	2nd quarter
(R$ million)	2009	2009	9M09	9M08
Brazil	830	571	2,054	3,946
North America	306	125	519	2,547
Latin America	40	(95)	(193)	848
Specialty Steel	199	(6)	190	1,231
Total	1,375	595	2,570	8,572

	3rd quarter 2009
EBITDA by Business Operation (R$ million)	Brazil	North America	Latin America	Specialty Steel	Total
Net Income	605	(45)	14	81	655
Provision for Income Tax and Social Contribution	169	(39)	8	14	152
Net Financial Result	(119)	118	(4)	28	23
Depreciation and Amortization	175	129	22	76	402
Impairment	—	143	—	—	143
EBITDA 3rd quarter 2009	830	306	40	199	1,375

Equity Income

•                  Companies in which Gerdau has shared control or joint ventures were not consolidated and their results were evaluated based on the equity method.

•                  Considering the respective equity interests, these companies sold 253,000 tonnes of steel products in the third quarter of 2009, for growth of 24.6% on the second quarter, and generated net sales revenue of R$ 303.7 million. The highlight was the strong growth in sales volume at Gallatin (+45.1%), which was driven by improvement in the flat steel sector in the United States.

•                  Based on these companies’ results, equity income was a gain of R$ 5.3 million in the third quarter of 2009.

Financial Result

•                  In the third quarter of 2009, the financial result (financial income less financial expenses, foreign exchange variation and gains/losses on hedge operations) was a net financial expense of R$ 23.8 million, compared with net financial income of R$ 517.0 million in the previous quarter. This lower financial result in the third quarter is mainly due to the lower financial income and lower impact from the BRL/USD exchange rate in the period (8.9% appreciation in the third quarter, versus 15.7% in the second quarter) on the portion of financing denominated in foreign currencies contracted by companies in Brazil.

•                  Note that of the total foreign-currency debt contracted by companies in Brazil of US$ 3.3 billion on September 30, 2009, US$ 1.5 billion is related to the acquisitions of companies abroad, in which foreign exchange variation is recorded directly on the balance sheet, in accordance with IFRS rules. For the remaining US$ 1.8 billion, foreign exchange variation is recorded on the income statement.

Net Income

•                  Net income was R$ 655.1 million in the third quarter, which compares with a net loss of R$ 329.1 million in the second quarter. The net income improvement reflects the recovery in the Company’s operating margins in the period. With the result obtained in the third quarter, net income in the first nine months of 2009 stands at R$ 361,0 million.

Net Income	3rd quarter	2nd quarter
(R$ million)	2009	2009	9M09	9M08
Brazil	605	643	1,720	2,149
North America	(45)	(70)	(194)	1,273
Latin America	14	(219)	(437)	597
Specialty Steel	81	(683)	(728)	615
Net income	655	(329)	361	4,634
Impairments	143	1,080	1,223	—
Income tax on impairments	(53)	(284)	(337)	—
Net income excluding non-recurring effects	745	467	1,247	4,634

Dividends

•                  The Company approved a dividend payment related to an anticipation of 2009 minimum mandatory dividend, in the form of interest on capital, based on the results of the first nine months of 2009, as follows:

•                  R$ 106.5 million (R$ 0.075 per share)

•                  Payment on November 26th, 2009

•                  Brazilian Record date: November 16th, 2009 (ex-dividend on November 17th, 2009)

Impairment

•                  In the third quarter of 2007, Gerdau started to report its consolidated financial statements in accordance with the international accounting standards established by the International Accounting Standard Board — IASB (known as the International Financial Reporting Standards — IFRS). The standards determine that the Company’s assets must have impairment tests based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

•                  During the first nine months of 2009, the Company has been monitoring indicators of asset deterioration and applying impairment tests whenever necessary. These tests are based on the prospects of a global economic scenario that has demonstrated deterioration in steel assets around the world.

•                  These tests consider the Discounted Cash Flow methodology, in which important assumptions are considered for discount rates, growth rates, perpetuity, working capital, investment plans and expected cash flow that could substantially influence the Company results.

•                  Losses identified in the first nine months of 2009 totaled R$ 1.2 billion, which were mainly generated by downward revisions in expectations for operating results in the North America and Specialty Steel BOs. These losses were classified as follows:

	9 months of 2009
Impairment by Business Operation (R$ million)	Brazil	North America	Latin America	Specialty Steel	Total
Property, plant and equipment	—	166	136	218	520
Goodwill	—	—	—	202	202
Other intangible assets	—	—	—	304	304
Investments in associates and jointly-controlled entities	—	—	—	46	46
Others	—	49	—	102	151
Total	—	215	136	872	1,223

•                  This Impairment effect, net of income tax, impacted the Company’s net income of the nine months ended in September 2009 in R$ 886 million.

•                  Specifically in the third quarter, the Company identified R$ 143 million in impairment of assets in the North America BO (R$ 90 million net of income tax).

Working Capital

•                  Working capital (represented by accounts receivable from clients, plus inventories, less suppliers) totaled R$ 7.1 billion in September 2009, declining R$ 430 million in relation to June 2009, mainly influenced by the foreign-exchange variation in the period.

Working Capital

(R$ billion)

Investments

•                  In the third quarter of 2009, investments in fixed assets totaled R$ 231.7 million. Of this total, 66.3% was allocated to Brazil, with the remaining 33.7% allocated to companies in other countries. A total of R$ 1.1 billion has been disbursed so far this year.

•                  As announced in October, Gerdau resumed the project for the installation of a heavy plates rolling mill in the Ouro Branco unit, state of Minas Gerais, signaling its entry into Brazil’s flat steel sector. The project details are as follows:

•                  Investment of R$ 1.75 billion;

•                  Capacity of 1 million tonnes;

•                  Use of continuous slab casting, with capacity of 1.5 million tonnes;

•                  Start up of operations slated for late 2012;

•                  Supplying the oil, shipping, construction and heavy-equipment sectors in both the domestic market and international markets.

•                  Additionally the Company will restart operations at Várzea de Lopes (MG) iron ore mine, in which should reach an annual production of 1.5 million tonnes, which combined with Miguel Burnier iron ore production, Gerdau expects to reach a total annual production of 2.7 million tonnes, fully directed to its own consumption.

•                  The plan for investments in fixed assets from 2010 to 2014 was revised and is currently estimated at R$ 9.5 billion, which includes strategic investments in the Ouro Branco unit and in the joint-venture in India.

Financial Liabilities

•                  Gross debt (loans and financing plus debentures) totaled R$ 16.1 billion on September 30, 2009, of which 13.2% was short-term (R$ 2.1 billion) and 86.8% was long-term (R$ 14.0 billion). Note that in the third quarter of 2009 there was a R$ 2.8 billion reduction in gross debt as a result of payments made and the foreign exchange variation in the period. On September 30, gross debt was equivalent to 4.0 times EBITDA in the last 12 months.

•                  On September 30, the composition of gross debt was 19.7% in Brazilian real, 36.6% in foreign currency contracted by companies in Brazil and 43.7% in various different currencies contracted by subsidiaries abroad.

•                  Cash (Cash, cash equivalents and short-term investments) totaled R$ 5.4 billion in September, of which 40.6% was held by Gerdau’s subsidiaries abroad, mainly in U.S. dollar.

Cash (R$ billion)	Gross Debt (R$ billion)

•                  Net debt (loans and financing, plus debentures, less cash, cash equivalents and investments) on September 30 this year totaled R$ 10.7 billion, equivalent to 2.7 times EBITDA in the last 12 months.

Indebtedness
(R$ million)	09/30/2009	12/31/2008
Short-term	2,126	3,933
Local Currency (Brazil)	1,032	892
Foreign Currency (Brazil)	353	1,103
Companies Abroad	741	1,938
Long-term	13,951	19,301
Local Currency (Brazil)	2,127	2,625
Foreign Currency (Brazil)	5,537	6,886
Companies Abroad	6,287	9,790
Gross debt	16,077	23,234
Cash, cash equivalents and short-term investments	5,405	5,491
Net Debt	10,672	17,743

•                  The main indicators of indebtedness at Gerdau companies at the end of September are shown below:

Ratios	09/30/2009		12/31/2008
Gross Debt/ Total Capitalization (1)	42.2%		48.1%
Gross Debt / EBITDA (2)	4,0	x	2,3	x
Net Debt / EBITDA (2)	2,7	x	1,8	x

(1) - Total Capitalization = Shareholders’ Equity + Gross Debt
(2) - Last 12 Months

•                  The long-term debt amortization schedule, including debentures, on September 30 is shown below:

Year	R$ million
2010 (October to December)	598
2011	2,603
2012	3,861
2013	1,727
2014 and afterwards	5,162
Total	13,951

•                  Note that on August 31, 2009, the subsidiary Gerdau Ameristeel redeemed US$ 405 million (R$ 764 million) in Senior Notes with an annual coupon of 10.375% and maturity in 2011. The redemption price totaled US$ 412,3 million (R$ 777,8 million), paid totally with the Company’s cash.

THE MANAGEMENT

In view of the change in accounting standards, the Consolidated Financial Statements prepared in accordance with IFRS are filed at the Securities and Exchange Commission of Brazil (CVM) and the São Paulo Stock Exchange (Bovespa) through the IPE information system under the category “Economic-Financial Data”. Therefore, there is no consolidated information prepared in accordance with the generally accepted accounting principles in Brazil in Groups 6 to 8 of the Quarterly Information (ITR).

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

in thousands of Brazilian reais (R$)

	September 30, 2009	December 31, 2008
CURRENT ASSETS
Cash and cash equivalents	2,647,787	2,026,609
Short-term investments
Held for Trading	2,446,200	2,759,486
Available for sale	253,828	627,151
Trade accounts receivable	2,979,230	3,683,933
Inventories	5,698,547	10,398,263
Tax credits	598,469	857,923
Prepaid expenses	91,036	89,262
Unrealized gains on derivatives	1,745	10,035
Other current assets	234,683	322,878
	14,951,525	20,775,540

NON-CURRENT ASSETS
Long-term investments	57,635	77,563
Tax credits	602,194	521,441
Deferred income taxes	1,339,552	1,766,355
Unrealized gains on derivatives	98,691	68,145
Prepaid expenses	72,897	129,368
Judicial deposits	313,979	258,620
Other non-current assets	271,502	323,415
Prepaid pension cost	320,027	271,447
Investments in associates and jointly-controlled entities	1,215,151	1,775,073
Other investments	42,901	21,768
Goodwill	8,521,733	11,294,102
Other intangible assets	1,010,073	1,712,930
Property, plant and equipment, net	17,114,144	20,054,747
	30,980,479	38,274,974

TOTAL ASSETS	45,932,004	59,050,514

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

in thousands of Brazilian reais (R$)

	September 30, 2009	December 31, 2008
CURRENT LIABILITIES
Trade accounts payable	1,623,925	2,855,419
Short-term debt	1,959,018	3,788,085
Debentures	167,604	145,034
Taxes payable	738,325	517,272
Payroll and related liabilities	389,702	551,941
Dividends payable	40,818	7,820
Unrealized losses on derivatives	5,564	69,435
Provision for environmental liabilities	12,823	17,759
Other current liabilities	389,982	522,672
	5,327,761	8,475,437

NON-CURRENT LIABILITIES
Long-term debt	13,387,983	18,595,002
Debentures	562,870	705,715
Deferred income taxes	2,210,204	3,060,268
Unrealized losses on derivatives	153,812	314,267
Provision for tax, labor and civil claims	440,527	467,076
Provision for environmental liabilities	63,682	74,996
Employees benefits	923,377	1,275,985
Put options on minority interest	530,651	698,321
Other non-current liabilities	285,517	339,869
	18,558,623	25,531,499

EQUITY
Capital	14,184,805	14,184,805
Treasury stocks	(127,387)	(122,820)
Legal reserve	144,062	144,062
Stock option compensation plan	6,781	1,426
Retained earnings	5,418,942	5,099,384
Other consolidated comprehensive income	(1,576,544)	859,645
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	18,050,659	20,166,502

NON-CONTROLLING INTERESTS	3,994,961	4,877,076

EQUITY	22,045,620	25,043,578

TOTAL LIABILITIES AND EQUITY	45,932,004	59,050,514

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

in thousands of Brazilian reais (R$)

	Periods of three months ended in		Periods of nine months ended in
	September 30, 2009	June 30, 2009	September 30, 2009	September 30, 2008

NET SALES	6,807,904	6,401,515	20,177,204	32,488,191
Cost of sales	(5,301,685)	(5,599,129)	(17,078,552)	(23,285,318)
GROSS PROFIT	1,506,219	802,386	3,098,652	9,202,873
Selling expenses	(144,497)	(150,556)	(450,018)	(495,911)
General and administrative expenses	(375,766)	(453,201)	(1,321,168)	(1,717,901)
Impairment of assets	(142,834)	(1,080,063)	(1,222,897)	—
Other operating income	36,877	29,233	148,201	121,165
Other operating expenses	(54,779)	(19,287)	(109,487)	(40,887)
Equity in earnings of unconsolidated companies	5,318	(55,753)	(115,398)	237,567
OPERATIONAL INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	830,538	(927,241)	27,885	7,306,906
Finacial income	72,750	139,463	311,585	320,478
Financial expenses	(307,194)	(335,330)	(1,035,558)	(1,106,443)
Exchange variations, net	184,417	696,096	1,029,363	(453,926)
Gain and losses on derivatives, net	26,248	16,762	9,962	(43,041)
INCOME BEFORE TAXES	806,759	(410,250)	343,237	6,023,974
Income and social contribution taxes
Current	(185,246)	(140,814)	(270,366)	(1,686,470)
Deferred	33,632	221,969	288,178	296,305

NET INCOME	655,145	(329,095)	361,049	4,633,809
ATTRIBUTED TO:
Parent company’s interest	553,031	(266,060)	375,403	3,705,115
Non-controlling interests	102,114	(63,035)	(14,354)	928,694
	655,145	(329,095)	361,049	4,633,809

Basic earnings per share - preferred and common	0.39	(0.19)	0.26	2.68

Diluted earnings per share - preferred and common	0.39	(0.19)	0.26	2.67

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

in thousands of Brazilian reais (R$)

	Periods of nine months ended in
	September 30, 2009	September 30, 2008

Cash flows from operating activities
Net income	361,049	4,633,809
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,318,601	1,265,457
Impairment of assets	1,222,897	—
Equity in earnings of unconsolidated companies	115,398	(237,567)
Exchange variation, net	(1,029,363)	453,926
(Gains) Losses on derivatives, net	(9,962)	43,041
Post-employment benefits	112,627	38,103
Stock based compensation	7,568	5,682
Income and social contribution taxes	(17,812)	1,390,165
(Gain) Loss on disposal of property, plant and equipment and investments	(7,148)	16,319
Provision for losses on available for sale securities	—	89,400
Allowance for doubtful accounts	34,360	15,501
Reversal of tax, labor and civil claims	(21,645)	(23,598)
Interest income	(197,543)	(198,973)
Interest expense	794,614	725,470
(Reversal) provision for obsolescense and fair market value adjustment	(126,861)	128,108
	2,556,780	8,344,843

Changes in assets and liabilities:
Decrease (Increase) in trade accounts receivable	1,140,260	(1,348,671)
Decrease (Increase) in inventories	3,844,957	(3,172,309)
Decrease in trade accounts payable	(1,834,241)	(199,657)
Decrease in other receivables	79,514	583,676
Increase (Decrease) in other payables	237,857	(730,238)
Distributions from joint-controlled entities	20,294	66,118
Purchase of trading securities	(1,279,867)	(4,910,135)
Proceeds from sale of trading securities	1,344,656	5,655,543
Cash provided by operating activities	6,110,210	4,289,170

Interest paid on loans and financing	(801,810)	(701,866)
Income and social contribution taxes paid	(175,776)	(1,098,129)
Net cash provided by operating activities	5,132,624	2,489,175

Cash flows from investing activities
Additions to property, plant and equipment	(1,102,086)	(1,445,309)
Additions to other intangible assets	(81,691)	(70,815)
Payments for business acquisitions, net of cash of acquired entities	(4,200)	(3,145,407)
Purchases of available for sale securities	(1,644,644)	—
Proceeds from sale of available for sale securities	2,034,517	114,100
Interest received on cash investments	74,121	111,751
Net cash used in investing activities	(723,983)	(4,435,680)

Cash flows from financing activities
Capital increase	—	2,885,058
Treasury stocks	(6,779)
Dividends and interest on capital paid	(140,735)	(1,196,769)
Payments of deferred finance costs	(37,989)	—
Proceeds from loans and financing	1,766,873	4,227,979
Repayment of loans and financing	(4,870,098)	(3,747,841)
Intercompany loans, net	(211,958)	855,058
Net cash (used in) provided by financing activities	(3,500,686)	3,023,485

Exchange variation on cash and cash equivalents	(286,777)	78,328

Increase in cash and cash equivalents	621,178	1,155,308
Cash and cash equivalents at beginning of period	2,026,609	2,026,096
Cash and cash equivalents at end of period	2,647,787	3,181,404

This document contains forward-looking statements. These statements depend on estimates, information or methods that may be incorrect or inaccurate and may not materialize. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: the general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are warned that these forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly renounces any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.